IM Cannabis Adds New Partners for Supply of Medical Cannabis in Israel under IMC Brand

  IMC continues to build asset-light business model to satisfy rising demand for medical cannabis in Israel with supply of approximately 2,600kg of medical cannabis per year using Focus Medical's proprietary genetics

  All medical cannabis sold according to this agreement will be under the IMC brand

Toronto and Glil Yam, Israel, March 31, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical"), a licensed medical cannabis producer in Israel, has signed a three-year definitive supply agreement (the "Supply Agreement") with Way of Life and Cannation (the "Suppliers") for a total of approximately 2,600kg of medical cannabis per year, for a total of up to 7,800kg of medical cannabis over three years. All final products under the Supply Agreement will bear the IMC brand and will be sold to pharmacies in Israel.

Focus Medical is one of eight original licensed producers in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. IMC now has four supply partners delivering medical cannabis for sale under the IMC brand, including Focus Medical, the Suppliers and Intelicanna Ltd. (TASE:INTL).

"IMC continues to execute on its core strategy of increasing the penetration of the IMC brand with the vision that value creation will be through high quality and consistent medical products that are recognized by consumers. In both Israel and Europe, where demand for medical cannabis continues to steadily rise, we have adopted an asset-light approach to minimize capital expenditures. Accordingly, we have entered into supply agreements with cultivation partners where we can assist production using our 10 years of expertise through the life cycle of medical cannabis products. We will continue to build our foundation with similar partnerships with the view of advancing IMC branded products as first choice products in both Israel and Europe," says Oren Shuster, Chief Executive Officer of IMC.

Details of the Supply Agreement

The Supply Agreement between Focus Medical and the Suppliers is for a term of three years. Way of Life is an IMC-GAP certified cultivator and is dedicating a 14,000 sq. ft. space at its facility for the cultivation of Focus Medical's proprietary medical cannabis strains. The Supply Agreement with Cannation calls for a 54,000 sq. ft. space for the cultivation of Focus Medical's proprietary medical cannabis strains, with the option to increase the dedicated space by an additional 108,000 sq. ft. Pursuant to the Supply Agreement,  Cannation is required to obtain IMC-GAP certification by August 22, 2020.

The Suppliers will obtain access to Focus Medical's unique and proprietary genetics for the purpose of delivering products under the Supply Agreement but the genetics will remain the exclusive property of Focus Medical. The Suppliers may not sell, transfer or perform research with the genetics it accesses through this Supply Agreement without consent from Focus Medical. Under the Supply Agreement, Focus Medical will have access to the Suppliers' growing facilities to utilize its know-how and 10 years' experience to monitor the entire growing process.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Way of Life Cannabis Company and Cannation

Way of Life Cannabis Company owns two cannabis farms in Israel over approximately 2.5 hectares, with the possibility of expanding to approximately 20 hectares. Way of Life Cannabis Company is the first company to be licensed after the new field regulations, and meets the requirements of both the IMC-GAP standard and the European GACP standard. Way of Life Cannabis Company is entering the final stages of establishing a EU-GMP manufacturing facility for the processing and production of cannabis-based medicines. Cannation is operated by the same management group as Way of Life Cannabis Company.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the Suppliers' ability to deliver medical cannabis according to the Supply Agreement, the expected sale and supply of medical cannabis to Israeli pharmacies, the expected demand for medical cannabis in Israel, the receipt and maintenance by Focus Medical and the Suppliers, as the case may be, of all medical cannabis licenses and authorizations that are required to fulfill all obligations and deliveries under the Supply Agreement and the construction and/or establishment of additional cultivation space by the Suppliers for Focus Medical's proprietary strains of medical cannabis pursuant to the Supply Agreement. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; disease outbreaks; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca